Lawrence A. Kenyon President, CEO and CFO 7 Clarke Drive Cranbury, NJ 08512

June 24, 2019

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sonia Bednarowski

RE:	Outlook Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-231922
Acceleration Request Requested Date: June 26, 2019 Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on June 26, 2019, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Marianne Sarrazin of Cooley LLP at (415) 693-2157 or Pia Kaur of Cooley LLP, at (415) 693-2135.

Very truly yours,

Outlook Therapeutics, Inc.

By:	/s/ Lawrence A. Kenyon
Lawrence A. Kenyon
President, Chief Executive Officer and Chief Financial Officer

cc:	Yvan-Claude Pierre, Cooley LLP
Marianne Sarrazin, Cooley LLP
Pia Kaur, Cooley LLP

T: 609.619.3990 | W: www.outlooktherapeutics.com | E: info@outlooktherapeutics.com